1000 Wilshire Boulevard, Suite 1500, Los Angeles, California 90017-2457

Telephone (213) 891-0700 / Fax (213) 896-0400

File Number: H4752-0001
Direct Dial Number: (213) 891-5020
Direct Facsimile Number: (213) 630-5664
E-Mail Address: mbonenfant@buchalter.com

September 6, 2007

Chris Harley
Staff Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:                               Heritage Commerce Corp
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 16, 2007
File No. 0-23877

Dear Ms. Harley

On behalf of our client, Heritage Commerce Corp, this letter is to confirm the telephone conversation between Chris Harley of the staff and Lawrence McGovern of the Company in which the staff has agreed to extend the time for responding to the comment letter for the above referenced filing to September 20, 2007.

Please contact the undersigned if you have any questions or need further information with regard to the foregoing.

Very truly yours,

BUCHALTER NEMER A Professional Corporation

By	/s/ Mark A. Bonenfant
Mark A. Bonenfant

cc:  Lawrence McGovern